UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal year ended December 31, 2010

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from                  to

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

December 31, 2010 and 2009

*	Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Valley National Bank Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 24, 2011

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	December 31,
	2010	2009
Assets:
Investments at fair value:
Mutual funds	$75,129,335	$63,735,805
Valley common stock fund	7,880,027	6,756,809
Valley employer stock match fund	6,904,459	6,605,583
Common collective trust fund	2,616,662	2,520,859

Total investments at fair value	92,530,483	79,619,056
Notes receivable from participants	1,214,483	175,657
Other receivables	118,603	105,722

Total assets	93,863,569	79,900,435
Liabilities:
Benefits payable	100,021	87,236
Accrued expenses	88,650	95,223

Total liabilities	188,671	182,459

Net assets available for benefits at fair value	93,674,898	79,717,976
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(21,276)	46,876

Net assets available for benefits	$93,653,622	$79,764,852

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	Years Ended December 31,
	2010	2009
Additions to net assets attributable to:
Contributions:
Employer	$1,898,996	$1,447,043
Employee	6,164,232	5,249,196
Participant rollovers	495,316	198,698

Total contributions	8,558,544	6,894,937
Investment income:
Net appreciation in fair value of investments	7,861,551	6,930,964
Interest and dividends	2,213,958	1,900,526

Net investment income	10,075,509	8,831,490

Interest income on notes receivable from participants	47,211	13,512

Total additions	18,681,264	15,739,939
Deductions from net assets attributable to:
Benefits paid to participants	4,767,636	4,402,164
Administrative expenses	24,858	10,759

Total deductions	4,792,494	4,412,923

Net increase in net assets available for benefits before transfers to the Plan	13,888,770	11,327,016
Transfer from the predecessor retirement plan	—	6,121,835

Net increase in net assets available for benefits	13,888,770	17,448,851
Beginning of year	79,764,852	62,316,001

End of year	$93,653,622	$79,764,852

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Plan Description

The following brief description of the Valley National Bank Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	General

Valley National Bank (the Bank or the Plan Administrator) maintains the Plan, which is designed to promote savings for retirement. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code (IRC) section 401(k) with an employee stock ownership feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is primarily a participant directed, defined contribution plan and covers all eligible employees of the Bank and its subsidiaries, who have completed 1,000 hours of service over a continuous 3-month period, as defined by the Plan.

Effective January 1, 2009, the Greater Community Bancorp Employee Savings Plan was merged into the Plan. The Greater Community Bancorp Employee Savings Plan’s assets totaling $6,121,835 were transferred at fair value into the Plan during 2009.

(b)	Plan Amendments

Effective January 4, 2010, the Bank amended the Plan for the following provisions: (i) the period of eligibility service was shortened from 12 months to 3 months, (ii) an automatic enrollment feature was added i.e., for each eligible non-participant who did not elect the deferral or opted out to be automatically enrolled in the Plan, (iii) an automatic salary adjustment option was added allowing the participant to elect to have the percentage of his or her salary adjustment automatically increased on an annual basis, (iv) participant loans (referred to as notes receivable from participants) are allowed for the Plan participants who have not incurred a severance from employment. Notes receivable from participants are subject to provisions prescribed by the Plan.

(c)	Contributions and Participant Accounts

Participants in the Plan may direct contributions made by or for them to be applied to all or any investment funds in 0.5% increments from 1% to 100% of compensation, as defined, subject to the annual limit permissible under the IRC, which was 16,500 for both 2010 and 2009. Participants age 50 and over are allowed to make an additional “catch-up” contribution each year subject to limits set by the Internal Revenue Service up to $5,500 in both 2010 and 2009. The contributions are credited to participant accounts in cash and are matched by the Bank in an amount equal to 100% of 2% of each participant’s salary deferred contributions as established by the Bank. Catch-up contributions are not matched by the Bank.

Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is equal to their vested balance in their account.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(d)	Vesting

Participants’ contributions are fully vested at all times. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

(e)	Investment Elections

Upon enrollment, participants may direct their contributions to the Plan into investment options offered by the Plan including 28 mutual funds (including a common collective trust fund) and Valley Common Stock Fund managed by Fidelity Management Trust Company and record kept by Investments Institutional Operations Company, Inc., both affiliates of Fidelity (collectively “Fidelity”). The election at enrollment applies to a participant’s elective deferral, matching, and catch-up contributions. A separate election is required for any participant rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions, including matching contributions are automatically invested in one of the Fidelity Freedom Funds based on the participant’s current age and assumed normal retirement age, as defined by the Plan. A participant may change the elective deferral and may transfer all or a portion of their account to other funds within the Plan at any time.

(f)	Participant Notes Receivable

Effective January 4, 2010, Plan participants may borrow from their before tax account or rollover account a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50 percent of the vested portion of the participant’s account balance. Loans used to purchase a primary residence of the participant are required to be repaid within fifteen years. Loans requested for any other reasons are required to be repaid within five years. The Plan also has pre-existing participant loans as a result of various acquisitions by the Bank whereby certain benefit plans of the acquiree have been merged into the Plan whose principal and interest is paid ratably over a period of between 1 and 29 years.

Participant notes receivable are carried at amortized cost plus any accrued but unpaid interest. Principal and interest are paid by the participant through payroll deductions. Interest rate on participant loans ranged from 4.25% to 10.25% at December 31, 2010 and 5.0% to 10.25% at December 31, 2009.

(g)	Withdrawals

During employment, Plan participants are allowed to withdraw all or a portion of their vested account balance provided they attained the age of 59  1/2 or they qualify for a financial hardship. A financial hardship withdrawal will prevent participant contributions to the Plan for a six month period.

(h)	Forfeitures

Forfeitures arise from the termination of employment of participants who are not fully vested. Forfeitures of terminated participants’ non-vested accounts amounted to $40,740 and $25,930 at

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

December 31, 2010 and 2009, respectively. Forfeited amounts may be used to reduce future Bank contributions. During 2010, $73,714 of the cumulative forfeitures were used to reduce Bank contributions. During 2009, no forfeitures were used to reduce Bank contributions.

(i)	Payments of Benefits

The Plan provides for payment of benefits of accumulated vested amounts upon termination of employment, death, disability or retirement. Upon termination of service, if a participant’s vested account balance does not exceed $1,000, the vested value is distributed in the form of a lump-sum payment. If the vested account balance exceeds $1,000, the participant may request a lump-sum payment, otherwise the distribution is deferred until the participant attains age 70  1/2 as set forth in the Plan. Upon a participant’s death, the entire vested account balance is distributed to the participant’s beneficiary in the form of a lump-sum payment.

(j)	Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of its Board of Directors subject to the provisions set forth in ERISA. In the event of the Plan termination, all participants of the Plan would become fully vested in their account balances.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(c)	Accounting Pronouncements

Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures About Fair Value Measurements,” requires new disclosures and clarifies certain existing disclosure requirements about fair value measurement. Specifically, the update requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for such transfers. A reporting entity is required to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using Level 3 inputs. In addition, the update clarifies the following requirements of the existing disclosures: (i) for the purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets; and (ii) a reporting entity is required to include disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy became effective for the Plan on January 1, 2011. The other disclosure requirements and clarifications made by ASU No. 2010-06 become effective for the Plan on January 1, 2010. Since the provisions of ASU No. 2010-06 are only disclosure related, the Plan’s adoption of this guidance did not, and is not expected to, have a significant impact on the Plan’s financial statements.

ASU No. 2010-25, “Plan Accounting – Defined Contribution Pension Plans (Topic 962)” requires that participant loans be classified as notes receivable from participants carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. The Plan adopted this guidance on December 31, 2010 and retrospectively applied the guidance to December 31, 2009. The Plan’s adoption of this guidance did not have a significant impact on the Plan’s financial statements.

(d)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley common stock fund and Valley employer stock match fund, in which sales are recorded on settlement date. At December 31, 2010 and 2009, the effect on the financial statements related to recording sale transactions on a settlement date basis was not material.

(e)	Administrative Expenses

Expenses incurred by the Plan are paid directly by the Plan and by the Bank on the behalf of the Plan. See note 7 for further details.

(f)	Benefits Payments

Benefits are recorded when paid, except for Valley common stock fund and Valley employer stock match fund, which are recorded when the distribution request is submitted by the participant.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(g)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment elections. Additionally, the underlying investments within each participant-directed fund are further diversified into various financial instruments, with the exception of investments in Valley National Bancorp (Valley) common stock, which is held in the Valley common stock fund and Valley employer stock match fund. Plan Participants exclusively bear the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

(3)	Fair Value Measurement

Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

Level 2	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability.

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following tables present the Plan’s investments measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2010 and 2009.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

		Fair Value Measurements at Reporting Date Using:
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large cap	$29,673,465	$29,673,465	$—	$—
Mid cap	3,399,636	3,399,636	—	—
Blended	17,324,979	17,324,979	—	—
International	5,502,957	5,502,957	—	—
Fixed income	11,565,222	11,565,222	—	—
Short term investments	7,663,076	7,663,076	—	—

Total mutual funds	75,129,335	75,129,335	—	—

Valley common stock fund	7,880,027	7,880,027	—	—
Valley employer stock match fund	6,904,459	6,904,459	—	—
Common collective trust fund	2,616,662	—	2,616,662

Total investments	$92,530,483	$89,913,821	$2,616,662	$—

		Fair Value Measurements at Reporting Date Using:
	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Mutual funds:
Large cap	$24,771,275	$24,771,275	$—	$—
Mid cap	1,424,143	1,424,143	—	—
Small cap	839,025	839,025	—	—
Blended	12,556,598	12,556,598	—	—
International	4,734,608	4,734,608	—	—
Fixed income	11,011,379	11,011,379	—	—
Short term investments	8,398,777	8,398,777	—	—

Total mutual funds	63,735,805	63,735,805	—	—

Valley common stock fund	6,756,809	6,756,809	—	—
Valley employer stock match fund	6,605,583	6,605,583	—	—
Common collective trust fund	2,520,859	—	2,520,859	—

Total investments	$79,619,056	$77,098,197	$2,520,859	$—

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 from December 31, 2009.

Mutual funds. Mutual funds are measured at their respective net asset values (NAV), which represents fair values of the securities held in the funds based on exchange quoted prices in available in active markets (Level 1 inputs).

Common stock. Valley common stock fund and Valley employer stock match fund are measured using the exchange quoted price of Valley’s common stock in active markets (Level 1 inputs).

Common collective trust fund. The fair value of Common collective trust fund is calculated by applying the Plan’s ownership interest in the Fidelity Managed Income Portfolio (the MIP) to the total reported net asset value at fair value of the MIP at the end of the reporting period. The underlying assets owned by the MIP primarily consist of fixed income securities and asset-backed securities, synthetic guaranteed investment contracts – “wrap contracts”). The fair values of fixed income securities and asset-backed securities are based on the values of the underlying debt securities, which are valued using quoted prices on similar assets (Level 2 inputs). The wrap contracts are fair valued using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, the appropriate discount rate, and the duration of the underlying portfolio securities.

The Plan’s investment in MIP, which is a stable value pooled fund and carries a “benefit responsiveness” feature that allows plan participants to make exchanges or request benefit payment at contract value. MIP satisfies the requirements to be “fully benefit-responsive” investment contract and is eligible for contract value accounting treatment prescribed by ASC Subtopic 962-325 “Investments – Other”. ASC Subtopic 962-325 requires fully benefit-responsive investment contracts held in a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The MIP’s one-year total return was 1.29% and 1.65% for 2010 and 2009, respectively. The effective yield, also known as the crediting interest rate, was 1.94% and 1.70% at September 30, 2010 and 2009, respectively which is the most recent information available based on the MIP fiscal year end. The interest crediting rate is determined annually and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the Statement of Net Assets Available for Benefits.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(4)	Investments

The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for benefits at December 31, 2010 and 2009:

	December 31,
	2010	2009
Fidelity Growth Company Fund	$15,911,683	$13,163,058
PIMCO Total Return Fund	10,492,434	10,116,537
Fidelity Balanced Fund	9,471,334	7,846,940
Spartan 500 Index	8,413,097	6,627,801
Valley common stock fund	7,880,027	6,756,809
Fidelity Cash Reserve Fund	7,573,688	8,378,837
Valley employer stock match fund	6,904,459	6,605,583

The following table represents the Plan’s net appreciation (depreciation) in fair value of investments, including investments sold, as well as held during the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
Mutual funds	$7,008,715	$10,608,879
Valley employer stock match fund	420,004	(2,503,056)
Valley common stock fund	432,832	(1,174,859)

Total net appreciation in fair value of investments	$7,861,551	$6,930,964

(5)	Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 16, 2003 stating that the Plan and underlying trust is qualified under Section 401(a) of the IRC, and therefore are exempt from federal taxes. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although, the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(6)	Valley Employer Stock Match Fund

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the ESOP) was merged into the Plan. In June 1996, the ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, each underlying common share held in the ESOP was exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provided for the borrowing to be repaid over ten years and was fully satisfied in 2005.

All of the shares under the Fund were allocated as of December 31, 2010 and 2009. All share amounts have been restated to reflect Valley’s 5% common stock dividend paid on May 20, 2011, and all prior stock dividends and splits. The Fund is not an investment election option, therefore its activity is limited to withdrawals and interest and dividend income.

(7)	Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by Fidelity, the trustee and the recordkeeper of the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan for the investment management services were included as a deduction of the return earned on each fund and totaled $24,858 and $10,759 for the year ended December 31, 2010 and 2009, respectively.

Recordkeeping and trustee fees are paid by the Bank on behalf of the Plan and totaled $58,922 and $41,486 for the years ended December 31, 2010 and 2009, respectively. These expenses are not reflected in the statement of changes in net assets available for benefits. Certain costs of administrative services rendered on behalf of the Plan, that may have included accounting, tax, legal, audit and other administrative support, were provided by the Bank for which no fees were charged.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements—(Continued)

December 31, 2010 and 2009

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500 for the years ended December 31, 2010 and 2009:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$93,653,622	$79,764,852
Adjustment from fair value to contract value for fully benefit-responsive investment contract	21,276	(46,876)
Loan with no post-default payment activity that is deemed distribution	(5,308)	—

Net assets available for benefits per the Form 5500	$93,669,590	$79,717,976

Increase in net assets available for benefits per the financial statements	$13,888,770	$17,448,851
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	68,152	11,724
Loan with no post default payment activity that is deemed distribution	(5,308)	—

Increase in net assets available for benefits per the Form 5500	$13,951,614	$17,460,575

(9)	Subsequent Event

On May 20, 2011, the Bank amended the Plan, effective July 1, 2011 to raise the level of matching contribution for new employees who will not be allowed to participate in the Bank’s defined benefit pension plan if hired on or after July 1, 2011. The Bank will match 100% on the first 2% of each non-pension participant’s salary deferred contribution and 50% on another 8%, for a total potential match of up to 6% of deferred eligible earnings. Certain limitations apply based on the statutory maximums.

Supplemental Schedule

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets

Held at End of Year) December 31, 2010

	Description of investment			Number of shares or units	Cost	Current Value
(4)	Mutual funds:
	(2)		Fidelity Cash Reserves Fund	7,573,688	(1)	$7,573,688
	(2)		Fidelity Worldwide Fund	151,930	(1)	2,835,031
	(2)		Fidelity Growth Company Fund	191,361	(1)	15,911,683
	(2)		Fidelity Advisor Equity Income Fund Class I	100,812	(1)	2,375,135
	(2)		Fidelity Balanced Fund	519,547	(1)	9,471,334
	(2)		Fidelity Low-Priced Stock Fund	53,511	(1)	2,053,761
	(2)		Fidelity Diversified International Fund	88,488	(1)	2,667,926
	(2)		Fidelity Dividend Growth Fund	30,742	(1)	873,984
	(2)		Fidelity Freedom Income Fund	21,747	(1)	245,309
	(2)		Fidelity Freedom 2000 Fund	3,601	(1)	42,995
	(2)		Fidelity Freedom 2005 Fund	5,684	(1)	61,447
	(2)		Fidelity Freedom 2010 Fund	31,487	(1)	427,911
	(2)		Fidelity Freedom 2015 Fund	104,011	(1)	1,179,483
	(2)		Fidelity Freedom 2020 Fund	111,833	(1)	1,542,173
	(2)		Fidelity Freedom 2025 Fund	82,789	(1)	953,728
	(2)		Fidelity Freedom 2030 Fund	57,216	(1)	787,859
	(2)		Fidelity Freedom 2035 Fund	34,728	(1)	398,328
	(2)		Fidelity Institutional Short-Intermediate Government Fund	106,427	(1)	1,072,788
	(2)		Fidelity Freedom 2040 Fund	99,467	(1)	796,732
	(2)		Fidelity Freedom 2045 Fund	51,816	(1)	491,733
	(2)		Fidelity Freedom 2050 Fund	37,473	(1)	351,496
			PIMCO Total Return Fund Administrative Class	967,045	(1)	10,492,434
			FPA Capital Fund, Inc	32,667	(1)	1,345,875
			American Funds Growth Fund of America Class R4	69,545	(1)	2,099,566
			Oakmark Equity and Income	20,708	(1)	574,451
			Fed UST Cash Reserve	89,388	(1)	89,388
			Spartan 500 Index	189,143	(1)	8,413,097
(4)	Common collective trust fund:
	(2)		Fidelity Managed Income Portfolio	2,595,386	(1)	2,616,662
(4)	Valley common stock fund:
	(2	)(3)	Valley common stock	556,057	(1)	7,572,965
	(2)		Interest bearing cash	307,062	307,062	307,062
(4)	Valley employer stock match fund
	(2	)(3)	Valley common stock	506,869	7,636,592	6,904,459
(4)	Notes receivable from participants
	(2	)(5)	(153 loans with interest rates range from 4.25% to 10.25% and maturity dates
			ranging from July 8, 2010 to December 11, 2026)	N/A	—	1,214,483

						$93,744,966

(1)	Not required for participant-directed investments.
(2)	Party-in-interest – as defined by ERISA.
(3)	Share amounts have been restated to reflect Valley National Bancorp’s 5% common stock dividend issued on May 20, 2011 and all prior common stock dividends and splits.
(4)	Assets managed by Fidelity.
(5)	Measured at amortized cost (unpaid principal plus accrued but unpaid interest).

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK SAVINGS AND INVESTMENT PLAN

By:	/s/ ALAN D. ESKOW
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer on behalf of the Plan Administrator

Date: June 24, 2011